© Copyright CDC Corporation CDC Hybrid Strategy Update June 4, 2010 Exhibit 99.2

© Copyright CDC Corporation    2
The contents of this presentation and what we say during it contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties.
These forward-looking statements include statements regarding our beliefs about our plans, strategies and pipelines and factors that may affect them, our beliefs regarding the markets in which we compete, our beliefs regarding revenues, our beliefs and projections about financial measurements and revenues, including the amount and composition thereof, for any future period, our expectations regarding our cash position and uses of funds, our plans for future growth, our expected results with integrations, our plans and beliefs regarding acquisitions or strategic partnerships, including the completion, terms and potential benefits thereof, and any estimates we may make.
Important factors could cause actual results to differ materially from those in the forward-looking statements. We urge you to read the company’s public filings with the Securities Exchange Commission (SEC), including our Registration Statement on
Form F-1, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 1, 2010, other filings we may make, and our earnings and other press releases, all of which are available on our corporate website at
www.cdcsoftware.com and at
www.sec.gov.
We also encourage you to review the press releases and filings of our ultimate parent company, CDC Corporation.
All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.
Cautionary Note Regarding Forward-Looking Statements

© Copyright CDC Corporation    3
Building a Major Hybrid Enterprise Software Provider
• Hybrid is the best option today.  CDC is nimble enough to be flexible but have a global platform to execute this strategy.
• Addressing specific point challenges of our customers such as Customer Loyalty, Reverse Logistics,
Global Trade, and Direct-to-Consumer purchasing, with faster ROI.
• Returning to growth mode with a solid foundation of on premise customers.
• Long-term goal is to achieve a 70% recurring revenue stream
– Significant contribution from SaaS – aim to achieve 50% from SaaS.
• CDC Software is well
positioned to target the worldwide hybrid market with its global, highly scalable platform
• Hybrid is the best option today.  CDC is nimble enough to be flexible but have a global platform to execute this strategy.
• Addressing specific point challenges of our customers such as Customer Loyalty, Reverse Logistics,
Global Trade, and Direct-to-Consumer purchasing, with faster ROI.
• Returning to growth mode with a solid foundation of on premise customers.
• Long-term goal is to achieve a 70% recurring revenue stream
– Significant contribution from SaaS – aim to achieve 50% from SaaS.
• CDC Software is well
positioned to target the worldwide hybrid market with its global, highly scalable platform
Based on direct market experience, we believe:

© Copyright CDC Corporation    4
Observations from the On-Premise market
• Enterprise market has been growing at a modest rate
– Economy slowly recovering
– Companies want faster ROI and deployment of solutions
– Total cost of ownership is still key
• CDC sold point solutions very well the last two years: i.e. Respond, CDC Factory
– New customers seeking solutions to address their business challenges with fast ROI and fast implementation times
– CDC positions well against most competition where it has domain expertise (vertical focus)
– More organizations are shifting towards point solutions
• SaaS acquisitions in Q4 helped us understand the value proposition expected by customers
• By understanding the market, listening to our investors, learning from our customers and prospects,
CDC has determined that its best strategy is to pursue Hybrid Model
• Enterprise market has been growing at a modest rate
– Economy slowly recovering
– Companies want faster ROI and deployment of solutions
– Total cost of ownership is still key
• CDC sold point solutions very well the last two years: i.e. Respond, CDC Factory
– New customers seeking solutions to address their business challenges with fast ROI and fast implementation times
– CDC positions well against most competition where it has domain expertise (vertical focus)
– More organizations are shifting towards point solutions
• SaaS acquisitions in Q4 helped us understand the value proposition expected by customers
• By understanding the market, listening to our investors, learning from our customers and prospects,
CDC has determined that its best strategy is to pursue Hybrid Model

© Copyright CDC Corporation    5
The Benefits of this Hybrid Approach
• Positions CDC Software for stable long-term double digit growth
• Puts us in a new peer group for PE/EPS comparisons
• Allows us to capitalize on a new market opportunities with our scale
• Enables us to strengthen our target market segments with a strategy very few competitors can challenge
• Offers customers more choices that can best fit their business needs
• Allow us to position ourselves to offer the best solution for customers
• Generates more stable recurring revenue that can help improve shareholder value
• Positions CDC Software for stable long-term double digit growth
• Puts us in a new peer group for PE/EPS comparisons
• Allows us to capitalize on a new market opportunities with our scale
• Enables us to strengthen our target market segments with a strategy very few competitors can challenge
• Offers customers more choices that can best fit their business needs
• Allow us to position ourselves to offer the best solution for customers
• Generates more stable recurring revenue that can help improve shareholder value
We believe our strategy:

© Copyright CDC Corporation    6
SaaS Revenue Roadmap
* Estimations based upon current plans, goals and projections. Subject to change.
1%
15%
32%
50%
2009 2010* 2011* Goal*
Total Recurring Rev SaaS Rev
CDC Software’s expansion of SaaS Revenue:
Projecting close to 50% of Recurring Revenue to be comprised of SaaS Revenue in the next few years
Projecting 70% of Total Revenue to be comprised of Recurring Revenue in the next few years
49%
55%
60%
70%
2009 2010* 2011* Goal*
Total Rev Recurring Rev

© Copyright CDC Corporation    7
Benefits of the Hybrid Model
* Estimations based upon current plans, goals and projections. Subject to change.
0.0
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
180.0
200.0
2010* 2011* 2012*
Annualized recurring Rev
52%
54%
56%
58%
60%
62%
64%
66%
68%
2010* 2011* 2012*
Gross Margin %

© Copyright CDC Corporation    8
Benefits of the Hybrid Model
* Estimations based upon current plans, goals and projections. Subject to change.
-
5,000
10,000
15,000
20,000
25,000
30,000
35,000
2010* 2011* 2012*
# SaaS users

© Copyright CDC Corporation    9
Three-Prong SaaS Strategy
SaaS Companies Acquisitions
Strategic Cloud Investment
Partner Program (SCIPP)
Organic Growth of SaaS
Solutions
•
Form strategic reselling
partnerships
•
Recent investments in
e-BizNET and Marketbright
•
Recent acquisitions include,
Truition, gomembers,
Computility, TradeBeam and iDC
•
Immediately earnings accretive
upon closing
•
More acquisitions planned by
the end of the year
•
First cloud application to be
developed with Windows Azure
platform:
-CDC Respond Complaint
Management Solution

© Copyright CDC Corporation    10
Successfully integrated Truition, now CDC eCommerce
Acquisitions – CDC SW has Proven it Can Integrate
Leveraging global sales and back office shared service centers
Expect cross sell opportunities
Truition CDC ecommerce
Last full Qtr
unaudited Q3 2009
First full Qtr
unaudited Q1 2010
Revenue 1.8 1.8
GM% 56% 56%
Sales & Marketing % of
Rev 12% 7%
R&D % of Rev 14% 13%
G&A % of Rev 25% 9%
EBITDA % of Rev 5% 27%

© Copyright CDC Corporation    11
Acquisitions – Recent Deal
Leading cloud-based provider of global supply chain visibility and trade management solutions
Over 1,400 customers
15% EBITDA on Day one – expect to improve
Space consolidation
Robust Pipeline
Revenue run rate $9 m in SaaS revenue

© Copyright CDC Corporation    12
M&A Pipeline – Nearing Term Sheet Status
Recurring Revenue
FY 2009
Solution
Company A $5 million SaaS Supply Chain
Company B $8 million SaaS Project Management
Company C $7 million SaaS HRM
Company D $1.7 million
SaaS Transportation
Management Solution
Company E $12 million SaaS ERP
* No assurance can be given that these acquisitions will be completed. Subject to change.

© Copyright CDC Corporation    13
Azure Partnership with Microsoft
• Long-term commitment to Microsoft Technology with proven tight integration of
Microsoft Office, Visual Studio, SharePoint with our other solutions
• Allows us to leverage our Agile Development Methodology
• Windows Azure provides ability to develop SOA-based multi-tenant architectures with tools already used by CDC Software developers
• Enables CDC Software to deliver cloud architectures with failure-resistance, elastic scalability and self-provisioning
• Long-term commitment to Microsoft Technology with proven tight integration of
Microsoft Office, Visual Studio, SharePoint with our other solutions
• Allows us to leverage our Agile Development Methodology
• Windows Azure provides ability to develop SOA-based multi-tenant architectures with tools already used by CDC Software developers
• Enables CDC Software to deliver cloud architectures with failure-resistance, elastic scalability and self-provisioning

© Copyright CDC Corporation    14
Investments
SCIPP – Cross-Sell Updates
Mutual Hybrid Customers:
One of the world’s leading car manufacturers
One of the world’s leading insurance
companies
Mutual Hybrid Customers:
One of the leading healthcare products manufacturer
One of the leading US based 3PL
Leading US based discount store chain
Pipeline:
Currently 3-5 sales opportunities –
high probably prospects – expect
at last one to close
Pipeline:
Completed sales training and currently
identifying opportunities
Already identified several qaulified prospects

© Copyright CDC Corporation    15
Hybrid Product Direction
Reflects IT enterprise reality - 100% SaaS not for majority of enterprise market
Combines best of both
Protects on premise investments
Leverages new deployment models
Integration provided anywhere
We believe:

© Copyright CDC Corporation    16
ERP
Supply Chain
CRM
Integration Targets
eCommerce
eCommerce
eCommerce
Supply Chain
Trade Management
Marketing
Trade Management
Supply Chain
CDC End-End Solution
Agile Process:
•
3-5X annual payback on investment
•
Yields greater speed to-market
•
Optimal cost structure
CDC Hybrid Integration Roadmap – Phased by priority
PHASES
Cloud-Based Solution On-Premise Solution

© Copyright CDC Corporation    17
CDC Software – Q2 Update, Growth In Emerging
Markets including India
• A global manufacturer of graphite and carbon products
– On Premise: Pivotal
• A leading premium bottled water company
– On Premise: CDC Factory
• A global leading manufacturer of threat detection equipment
– SaaS: TradeBeam
• A leading trade association
– SaaS: gomembers
• A global manufacturer of graphite and carbon products
– On Premise: Pivotal
• A leading premium bottled water company
– On Premise: CDC Factory
• A global leading manufacturer of threat detection equipment
– SaaS: TradeBeam
• A leading trade association
– SaaS: gomembers
Examples of New Logo Sales

© Copyright CDC Corporation    18
CDC Software – Q2 Update
Examples of Mutual Hybrid Customers - proves model is already working
A leading financial institution
– eCommerce + CDC Front Office
A diversified manufacturer of industrial and technology products
– TradeBeam + CDC Front Office
A leading French truck manufacturer
– TradeBeam + CDC Supply Chain
A leading financial institution
– eCommerce + CDC Front Office
A diversified manufacturer of industrial and technology products
– TradeBeam + CDC Front Office
A leading French truck manufacturer
– TradeBeam + CDC Supply Chain
Pipeline is Growing
Total Second Half 2010 Qualified Pipeline is over  $85 million, with
SaaS TCV making up 38%
Overall pipeline is up 59% year over year
Total Second Half 2010 Qualified Pipeline is over  $85 million, with
SaaS TCV making up 38%
Overall pipeline is up 59% year over year

© Copyright CDC Corporation    19
FY 2010 FY 2011
Revenue: $220-$230 million $245-$255 million
Non GAAP EPS: $1.15-$1.25 $1.35-$1.45
Financial Guidance for 2010 and 2011:
We believe EPS guidance is amongst the highest of our peer group

© Copyright CDC Corporation Investor Inquiries Senior Vice President 678.259.8510 mbahl@cdcsoftware.com Monish Bahl